Exhibit 19.2

EVOFEM BIOSCIENCES, INC.

Amended and Restated

Incentive Compensation Recoupment Policy

Section 1. Introduction. The Board of Directors of Evofem Biosciences, Inc. (the Company), has adopted this Amended and Restated Incentive Compensation Recoupment Policy effective February 26, 2026 (the Recoupment Policy), to provide for recovery by the Company, in the event of a Recovery Trigger (as defined below), of certain incentive based compensation received by certain current and former employees, as further specified in this Recoupment Policy. This Recoupment Policy amends, restates and supersedes in its entirely, the Company’s former policy originally adopted on February 25, 2021.

This Recoupment Policy is intended to comply with the requirements of SEC Rule 10D-1 and Nasdaq Rule 5608, relating to the recovery of erroneously awarded compensation.

Section 2. Administration. The Compensation Committee of the Board of Directors (the Committee) shall have full and final authority to make all determinations under this Recoupment Policy. The Company shall take such action as it deems necessary or appropriate to implement this Recoupment Policy, including requiring all covered officers to acknowledge the rights and powers of the Company and the Committee hereunder. Any determinations made by the Committee, as applicable, will be final, binding, and conclusive on all affected individuals. For the avoidance of doubt, any director who is a Covered Officer (as defined below) under this Recoupment Policy may not participate in discussions related to, or vote on, any potential recovery of their Incentive-Based Compensation (as defined below) under this Recoupment Policy.

Section 3. Statement of Recoupment Policy. Following the occurrence of a Recovery Trigger, the Company will recover reasonably promptly the Erroneously Awarded Compensation (as defined below) from the applicable Covered Individual(s), except as in accordance with this Recoupment Policy.

Section 4. Covered Individuals Subject to this Recoupment Policy. For purposes of this Recoupment Policy, the term “Covered Officer” shall mean executive officers of the Company as defined under the Securities Exchange Act of 1934, as amended, and such other senior executives as may be determined by the Committee. This Recoupment Policy extends to individuals who were covered officers on or after adoption of the Recoupment Policy but ceased being a covered officer before a Recovery Trigger under this Recoupment Policy occurs. This Recoupment Policy shall be binding and enforceable against all covered officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

Section 5. Recovery Trigger for Accounting Restatements. A “Recovery Trigger” will have occurred upon the earlier to occur of: (i) the date the Board or the Audit Committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement (as defined below), or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement. For the purposes of this Recoupment Policy, an “Accounting Restatement” means a restatement of the Company’s financial statements due to material noncompliance with any financial reporting requirement under the U. S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed with the Securities and Exchange Commission (the SEC).

Section 6. Recovery Period. This Recoupment Policy will apply to Incentive-Based Compensation “received” (see Section 7 below) during the three completed fiscal years immediately preceding the date on which a Recovery Trigger occurs (the Recovery Period). In addition to these last three completed fiscal years, this Recoupment Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following such three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

Section 7. Compensation “Received”. Incentive-Based Compensation is deemed “received” by a Covered Officer in the Company’s fiscal period during which the Financial Reporting Measure (as defined below) specified in the Incentive-Based Compensation award is attained, even if the payment, vesting or grant of the applicable award occurs after the end of that period. Notwithstanding anything to the contrary contained herein, the only compensation subject to this Recoupment Policy is Incentive-Based Compensation “received” by Covered Officers on or after adoption of this Recoupment Policy and while the Company had a class of securities listed on a national securities exchange or a national securities association.

Section 8. Incentive-Based Compensation Subject to Recovery. Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (Incentive-Based Compensation) will be subject to this Recoupment Policy. A “Financial Reporting Measure” is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC. Incentive-Based Compensation is subject to recovery under this Recoupment Policy even if the Accounting Restatement was not due to any misconduct or failure of oversight on the part a Covered Individual.

Section 9. Recovery of Erroneously Awarded Compensation. In the event of a Recovery Trigger, the Company will seek to recover from any applicable Covered Officer an amount of Incentive-Based Compensation “received” (see Section 7 above) that exceeds the amount that otherwise would have been “received” (see Section 7 above) by such Covered Officer had it been determined based on the restated amounts, computed without regard to any taxes paid (such excess amount is the Erroneously Awarded Compensation). For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement (A) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was “received” (see Section 7 above) and (B) the Company will maintain documentation of that reasonable estimate and, if required by the SEC or stock trading market, provide such documentation to such.

Section 10. Limited Exceptions to Recovery. The Company must recover Erroneously Awarded Compensation in compliance with this Recoupment Policy, except to the extent that the limited conditions described herein are met and the Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable. The limited exceptions to recovery are:

(a)	the direct expense paid to a third party to assist in enforcing the Recoupment Policy would exceed the amount to be recovered. This exception can only be taken after the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, documented such reasonable attempt(s) to recover, and provided that documentation to the exchange.
(b)	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company will have obtained an opinion of home country counsel, acceptable to the applicable exchange, that recovery would result in such a violation, and must provide such opinion to the exchange.
(c)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Company employees, to fail to meet the requirements of 26 U.S.C 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder

Section 11. Method of Recovery. The Company may offset the recoupment amount against current incentive and non-incentive compensation otherwise owed to the covered officer and through cancellation of unvested or vested equity awards. In addition, the Committee may, to the extent permitted by law, take other remedial and recovery action, as determined by the Committee. The recoupment of incentive compensation under this Recoupment Policy is in addition to any other right or remedy available to the Company.

Section 12. Amendment of the Recoupment Policy. The Committee may amend this Recoupment Policy at any time, and from time to time, in its discretion.

Section 13. Disclosure. The Company is required to file this Recoupment Policy as an exhibit to its Form 10-K filed with the SEC and is also subject to the disclosure requirements of Item 402(w) of Regulation S-K, SEC Rule 10D-1, as applicable.

Section 14. Indemnification. The Company is prohibited from indemnifying any Covered Officer against the loss of Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Officer to fund potential obligations to the Company under this Recoupment Policy.

Section 15. Successors. This Recoupment Policy shall be binding and enforceable against all Covered Officers and their successors, heirs, beneficiaries, executors, administrators or other legal or personal representatives.

Section 16. Validity and Enforceability. To the extent that any provision of this Recoupment Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Recoupment Policy shall not affect the validity or enforceability of any other provision of this Recoupment Policy. This Recoupment Policy is intended to comply with, shall be interpreted to comply with, and shall be deemed automatically amended to comply with SEC Rule 10D-1. This Recoupment Policy shall be effective as of the date adopted by the Board of Directors as set forth below and shall apply to incentive compensation that is approved, awarded or granted on or after that date.

Adopted: By the Board of Directors on February 26, 2026.